SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of March 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On March 1, 4, 5, 7 and 8, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on February 27, 28, and March 1, 5, 6 and 7, 2007, 316,613 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS/$

27/02/07	300	35.20
27/02/07	131	35.30
27/02/07	2,416	35.40
27/02/07	900	35.42
27/02/07	10,000	35.60
28/02/07	15,827	34.50
28/02/07	20,000	35.39
01/03/07	313	34.17
01/03/07	801	34.18
01/03/07	300	34.19
01/03/07	1,427	34.23
01/03/07	10,000	34.25
01/03/07	10,000	34.30
01/03/07	10,000	34.35
01/03/07	10,000	34.36
01/03/07	15,611	34.50
01/03/07	10,000	34.60
01/03/07	300	34.69
01/03/07	10,000	34.70
01/03/07	1,000	34.80
01/03/07	10,000	34.80
01/03/07	5,000	34.90
01/03/07	2,167	8.3	($)
01/03/07	15,000	35.00
01/03/07	1,224	35.07
01/03/07	750	35.08
01/03/07	250	35.09
01/03/07	1,894	35.10
01/03/07	890	35.15
01/03/07	1,135	35.25
01/03/07	1,590	35.28
01/03/07	980	35.29
01/03/07	140	35.30
01/03/07	100	35.34
01/03/07	340	35.35
01/03/07	2,700	35.36
01/03/07	100	35.38
01/03/07	20	35.39
05/03/07	5,000	34.70
05/03/07	22,033	34.20
05/03/07	12,865	34.50
05/03/07	10,000	34.52
05/03/07	9,861	34.15

Date	Number of Shares	Purchase Price ILS/$

05/03/07	10,000	34.48
05/03/07	8,000	34.68
05/03/07	5,000	34.35
05/03/07	4,250	35.00
05/03/07	4,000	34.46
05/03/07	12,777	34.10
05/03/07	2,100	34.97
05/03/07	733	34.35
05/03/07	693	34.40
05/03/07	500	34.34
05/03/07	350	34.60
05/03/07	300	34.55
05/03/07	250	33.97
05/03/07	125	34.39
05/03/07	57	33.96
05/03/07	2,500	34.40
05/03/07	2,000	8.12	($)
06/03/07	10,000	34.35
06/03/07	100	34.69
06/03/07	250	34.72
06/03/07	300	34.68
06/03/07	300	34.67
06/03/07	715	34.74
06/03/07	2,000	34.65
06/03/07	3,762	34.60
06/03/07	4,573	34.75
06/03/07	6,500	8.1	($)
07/03/07	113	34.17
07/03/07	1,000	8.12	($)

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsout Ltd.[1]	5,244,985		13.7%	13.7%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 10,087,982 ordinary shares of the Company, representing 26.4% of the Company’s issued share capital and 26.4% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

March 8, 2007